Mail Stop 3561

      	January 18, 2006


Via U.S. Mail

Louise M. Parent, Esq.
Executive Vice President and General Counsel
American Express Company
200 Vesey Street
New York, NY  10285

Re: 	American Express Credit Account Master Trust
	Registration Statement on Form S-3
	Filed December 20, 2005
	File Nos. 333-130508; 01-03

Dear Ms. Parent:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review only covers the issues addressed in our comments below. Please also note that our comments to either the base prospectus and/or the supplement(s) should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. In the next amendment, please include, to the extent practicable, bracketed language showing both where you plan to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB. We believe this will not only enable us to better review your shelf filing but that it will also make it less likely that any form required information will not be inadvertently omitted. See our related comments below for more guidance.
2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Prospectus Supplement

Important Notice About Information Presented, page i
3. We note the third paragraph on this page that if the terms "vary between the prospectus supplement and the accompanying prospectus, you should rely on information in this prospectus supplement." The information in the prospectus supplement should complement the information in the base, but should not "vary" or differ. Please revise here and on page i of the base prospectus.

Credit Enhancement, page S-3
4. Please include a bracketed placeholder for other possible credit enhancement disclosure. See page 65 of the base prospectus.

Key Parties and Operating Documents, page S-5
5. We note your disclosure in the base prospectus on page 29 that American Express Receivables Financing Corporation II does not currently transfer assets into the issuing entity and you do not expect it will do so in the future. Please revise your chart or provide a footnote to clarify this for investors.

The Total Portfolio, page S-16
General
6. In an appropriate section, please revise to provide disclosure regarding balance reductions granted for refunds, returns, fraudulent charges or other reasons. Please refer to Item 1111(b)(8)(iv) of Regulation AB.
Loss and Delinquency Experience, page S-17
7. Please expand your disclosure to present historical delinquency and loss information through the point that assets are charged off as uncollectible pursuant to 1100(b)(1) of Regulation AB. We note your disclosure on pages 27 and 65 that receivables are generally charged off 180 days from initial billing.
8. Please confirm that delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Please refer to eligibility requirements on Form S-
3 section I.B.5.

Payment Rates, page S-19
9. Please revise to disclose the percentage of full-balance and minimum payments made. Please refer to Item 1111(b)(8)(viii).

Servicing Compensation and Payment of Expenses, page S-40
10. Please include a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets. Refer to Item
1113(c). We suggest showing items paid out of the servicer`s fee be shown with footnotes or indented or in some other fashion to provide a comprehensive picture of where the fees are going. Also, please add this section to the table of contents.

Annex I
11. Please revise to clarify that the information in Annex I is an integral part of the prospectus supplement.

Base Prospectus

Cover page
12. Please revise your statement to ensure that it accurately reflects the language under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the issuing entity.

Trust Assets, page 3
13. Please refer to the second paragraph. We note that Certificateholders will not be notified of any changes to the composition of the assets in the trust due to additions or removals of receivables. Please note that changes to the asset pool that have not been previously reported should be disclosed on Form 10-D. Refer to
Item 1121(a)(14).

Use of Proceeds, page 21
14. Please describe any expenses incurred in connection with the selection and acquisition of the pool assets payable from offering proceeds or other transaction parties. Refer to Item 1107(j) of Regulation AB.

The Issuing Entity, page 21
15. Please refer to the third full paragraph on page 22. We note that trust assets may also include "participation interests in receivables." Please note that a loan participation that is securitized would be viewed as a security, the offer and sale of which, unless exempt, would be subject to the registration requirements of the Securities Act. Please confirm that you will comply with the requirements of Rules 190 and 191 of the Securities
Act with respect to loan participations.  You may refer to SEC
Release
33-8518, Section III.6.

Issuer Rate Fees, page 27
16. We note that Issuer Rate Fees are similar in concept to interchange fees. Please disclose the fee rate, or give an approximate range of the fee rate.

The Accounts, page 33
17. Item 1111(a)(4) requires disclosure in the prospectus of the method and criteria by which assets were selected for the transaction.
Either revise to disclose this here or in the supplement or confirm that you will file a final pooling and servicing agreement prior to each takedown.

Interest, page 40
18. We note that interest rate adjustments would be determined by reference to one or more indices or by a remarketing firm. Please confirm to us that in no eventuality will you use an "index" which is not an index of interest rates for debt, e.g. a commodities or stock index.
19. Furthermore, please tell us why a remarketing firm would determine an interest rate adjustment.

Outsourcing of Servicing, page 54
20. We note that TRS has outsourced certain of its servicing functions to affiliated and unaffiliated third parties. Please add bracketed language to the prospectus supplement to indicate disclosure will be provided to the extent material if the servicers meet the thresholds in accordance with Item 1108(a)(3) of Regulation AB.
21. Please confirm that you will file a separate assessment report, attestation report and servicer compliance statement if multiple servicers are involved in the current transaction, including when specific servicing functions are outsourced to third parties. Refer to
Instructions to Items 1122 and 1123 of Regulation AB.

Funding Period, page 64
22. We note that you may use a prefunding period. Please confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than
50% of the proceeds of the offering to fund the account.
23. Furthermore, please revise your summary in the prospectus supplement to include bracketed language to disclose the information required by Item 1103(a)(5)(i), (ii), (iv), (v) and (vi), as applicable.

Credit Enhancement, page 65
24. Add bracketed language to the prospectus supplement to clarify that you will provide the financial information as outlined in Item
1114(b) if the aggregate significance percentage is 10% or more.
25. We note that you may enter into interest rate or currency swaps.
Provide for disclosure of the descriptive information required by Item
1115(a) of Regulation AB, including the significant percentage the interest rate represents. Likewise, provide the financial information as outlined in Item 1115(b) if the significant percentage is 10% or more. Provide the language in brackets in the prospectus supplement, if applicable.
26.
Please delete the reference to "other derivatives securities agreements." If you want to add additional types of derivative agreements, we suggest doing so in a post-effective amendment with full disclosure of each type. Alternatively, revise to include that information here.
27. Confirm you will file any enhancement or support agreements and agreements related to the derivative instruments as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5), respectively.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3755 with any other questions.

      	Regards,



      	Max A. Webb
      	Assistant Director

cc:	Alan M. Knoll, Esq.
	Orrick, Herrington & Sutcliffe LLP
	Fax:  (212) 506-5151
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Louise M. Parent, Esq.
American Express Credit Account Master Trust
January 18, 2006
Page 1